Exhibit 17.1

August 28, 2020

Lantronix Corporation

Nominating and Governance Committee

7535 Irvine Center Drive, Suite 100

Irvine, CA 92618

Dear Committee Members,

I’d like to state at the start of this letter that I believe our management team is executing well and that management and my fellow board members are talented people who genuinely believe they have the company’s best interests in mind. I have enjoyed working with this board and management team and believe we have made tremendous progress making Lantronix a more successful company. I am optimistic about the future of this company and the continued growth of shareholder value.

With that said, I hereby tender my resignation to the Lantronix Board of Directors given my disagreement with the majority of the board members over the company’s governance policies and practices with regard to compensation philosophy given what I view as an insufficient focus on shareholder alignment. While our work together has improved alignment, it has been a difficult process. I would like to see faster change, including adoption of balance sheet and capital efficiency compensation metrics (such as return on invested capital), given our aggressive acquisition program (which for clarity I support). These metrics, which were supposed to be used last year in the long term compensation plan, were shelved. They were also promised this year, but shelved again. Including such metrics would in my view lead to much better shareholder alignment.

Over my 23 years of professional investment experience, I have served on approximately 22 boards, including 10 public companies and chaired 5 public company compensation committees. During this time, I have been lucky to have worked with exceptionally creative, energetic and talented management teams and boards that have generated substantial shareholder value. I count the Lantronix board and management in this group of people. I expect we will see tremendous value creation ahead provided the company embraces both aligning management compensation with cumulative per share economic profit generated for shareholders and making sure the return on invested capital well exceeds its cost of capital.

Sincerely yours,

/s/ Martin Hale Jr.

Martin Hale Jr.

cc:	Bernhard Bruscha, Chairman of the Board Paul Pickle, CEO